22nd Century Group, Inc.
9530 Main Street
Clarence, NY 14031
Tel.: 716-270-1523

September 6, 2011

Mr. John Dana Brown
Attorney-Advisor
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.  20549

Re:	22nd Century Group, Inc. (the “Company”)
Amendment No. 5 (“Amendment No. 5”) to Registration Statement on Form S-1 (the “Form S-1”)
Filed August 26, 2011
File No. 333-173420

Dear Mr. Brown:

The Company received your August 29, 2011 letter (the “August 29 Comment Letter”) containing the comments and questions of the SEC regarding Amendment No. 5.  Accompanying this letter is Amendment No. 6 to the Form S-1 (“Amendment No. 6”), which includes the following:

(i)	revisions in response to the August 29 Comment Letter;
(ii)	revisions in response to your September 1, 2011 letter regarding the Company’s request for confidential treatment (including re-filing Exhibits 10.21 and 10.22); and
(iii)	the Company’s Interactive Data Files as Exhibit 101.

In addition, we discuss the Company’s responses to the August 29 Comment Letter below. Further, for your convenience, we have restated each of your comments as set forth in the August 29 Comment Letter immediately preceding each of our responses below.  Finally, please note that, simultaneously herewith, we are filing a revised Request for Confidential Treatment relating to Exhibits 10.21 and 10.22 to the Form S-1, which the Company is re-filing in redacted form by means of Amendment No. 6.

General

1.               With a view to revised disclosure, please explain to us any reasons the FDA gave for denying fast-track designation for X-22.

RESPONSE:  On August 18, 2011, the FDA informed us that Fast Track designation could not be granted at this time.  The FDA provided the following explanation in the letter:

We have reviewed your request, and, although tobacco dependence is considered a serious disease, you have not demonstrated that your product shows potential to address an unmet medical need. Consequently, designation as a Fast Track Product cannot be granted at this time. Should you desire further consideration, please submit a new request with rationale supporting that there is an unmet medical need for smoking cessation along with your revised development plan.

We have revised our disclosures on page 3 (under the heading “Smoking Cessation Aids”), page 14 (last paragraph), page 38 (under the heading “Smoking Cessation Aids”), page 54 (under the heading “Fast Track Development”) and page 59 (under “Overview”) to explain that our request was denied because we did not demonstrate that X-22 shows potential to address an unmet medical need and that when we submit a new Fast Track request in the fourth quarter of 2011, we will include our Phase II-B clinical trial results that will be available in November 2011. We also added language that discloses our belief that we will obtain Fast Track designation if our Phase II-B clinical trial results to be submitted with our new Fast Track request demonstrate potential to address an unmet medical need for smoking, which pursuant to FDA regulations can include one of the following advantages over currently approved smoking cessation products: efficacy, safety or improvement in some other factor like compliance or convenience.

We have also revised our disclosures on page 54 (under the heading “Fast Track Development”) to clarify that designation as a Priority Review product mainly benefits developmental products during the FDA’s review of the New Drug Application (NDA), which is filed after the completion of the Phase III clinical trials. Generally, products that are granted Fast Track designation are also granted Priority Review by the FDA.  The revised disclosures explain that the length of the FDA’s review of an NDA without a Priority Review designation is normally ten months from the date of filing of an NDA, although it is possible in certain cases for such review time to be longer.  However, the FDA’s goal for reviewing a product with Priority Review status is normally six months from the date of the filing of an NDA.

Risk Factors, page 9
Risks Related to Regulatory Approvals and Insurance Reimbursement, page 14
If we fail to obtain FDA and foreign regulatory approvals of X-22, page 14

2.               We note your disclosure on page 14 that “if you are not able to have X-22 qualify for Fast Track designation by the FDA, [you] will not receive the benefit of a priority review from the FDA” on page 14. Please expand this risk factor to disclose that you “previously submitted a request for Fast Track designation and on August 18, 2011, the FDA informed [you] that designation of X-22 as a Fast Tract Product [could not] be granted at this time, but, if [you] desire further consideration, [you] should submit a new request for Fast Track designation.”

RESPONSE:  We have expanded the above referenced risk factor on page 14 accordingly.

3.               Please revise to provide a separate risk factor addressing how your business will be impacted if you are unable to receive Fast Track designation and a priority review of X-22 from the FDA, including what the effects may be on the timing and costs of obtaining FDA approval for X-22 and its impact on your financial condition. This disclosure will help investors better understand this risk.

RESPONSE:  We have included a new risk factor on page 15 to describe the risks associated with our inability to receive Fast Track designation and Priority Review status of X-22 from the FDA.

Principal and Selling Shareholders, page 28
Selling Shareholders’ Table, page 29

4.               Please revise footnote 14 to identify the individual or individuals who have voting or investment power with respect to the shares held by Gibralt US, Inc.

RESPONSE: We have revised footnote 14 on page 29 to disclose the individual who has voting and investment power with respect to the shares held by Gibralt US, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 58

5.               We note your revision to the first sentence in the third paragraph of this section.  Please delete this sentence as this is not a quarterly report. We also note that the PSLRA safe harbor for forward-looking statements in Section 27A of the Securities Act is not applicable to you.

RESPONSE:  We have deleted the sentence referenced above from page 58.

6.               We note your response to our prior comment two and reissue in part. Please revise to include disclosure regarding the annual “clean-up” provision that requires you to repay all principal amounts outstanding and disclosure that you have not complied with the “clean-up” provision. In addition, please revise to add a risk factor that addresses your failure to comply with the “clean-up” provision or tell us why this is not necessary.

RESPONSE:  We have revised our disclosure regarding the annual “clean-up” provision on page 61 and have added a separate risk factor on page 11 accordingly.

7.               We note your revision on page F-28 regarding the promissory note dated June 30, 2011 that is due on August 30, 2011. Please revise to add disclosure here regarding this note or advise.

RESPONSE: We have added disclosure regarding the promissory note dated June 30, 2011 on page 61.  Please note that the term of the promissory note has been extended to November 1, 2011 as revised on pages 61, 73 and F-28.  Please see Exhibit 10.20.

*******

In connection with responding to the August 29 Comment Letter, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that as of September 3, 2011 the Company has moved its principal executive offices to a new location at 9530 Main Street, Clarence, New York 14031.  We have revised our address in Amendment 6 on the cover page and on pages 7, 28, 57 and 67.  All other Company contact information has remained the same.

Following the filing of the amendment, we remain hopeful that the next step in the process is to have the Form S-1 declared effective by the Commission. As you are aware, after September 23, 2011, the holders of our common stock being registered pursuant to the Form S-1 will become entitled to monetary penalties unless the Form S-1 has been declared effective, as detailed in the last paragraph on page F-30 of Amendment No. 6. Moreover, effectiveness of the Form S-1 as soon as practicable and in advance of that date would assist us in our capital raising efforts. We are prepared to file an acceleration request to that end and look forward to receiving your direction.

If you have any further comments regarding this letter, the response contained herein or the Registration Statement on Form S-1 referred to above, please contact the undersigned or Patrick G. Quick of the Company’s outside counsel, Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, WI 53202; Telephone No.: (414) 297-5678, Facsimile No.: (414) 297-4900; email: pgquick@foley.com. Thank you very much for your cooperation.

Sincerely, /s/ Joseph Pandolfino Joseph Pandolfino Chief Executive Officer 22nd Century Group, Inc.